Exhibit 99.5

PRESS RELEASE

For Immediate release

NuRAN Anticipates no Impact on Impending Tariff Changes

Quebec, QC, Canada, March 7th, 2025 – NuRAN Wireless Inc. (“NuRAN” or the “Company”) (CSE: NUR) (OTC: NRRWF) (FSE: 1RN), a leading supplier of mobile and broadband wireless infrastructure solutions, wishes to update its partners, clients, shareholders and other stakeholders on the impact of the recently proposed tariff changes within North America.

NuRAN has been closely monitoring the recently proposed changes in customs tariffs between the United States and Canada and would like to reassure stakeholders that these changes would have minimal impact on our operations.

The majority of NuRAN’s suppliers are not based in the United States; they are either in Canada or other international locations.

NuRAN also sources a small portion of its material from suppliers based in the United States, but they are mostly shipped directly to Africa, bypassing Canada entirely. Therefore, any new tariffs between the US and Canada will not materially affect costs or the flow of goods to our African operations. In addition, the equipment sourced from the US for our radios accounts for less than 5% of the total material costs. Therefore, the impact of the proposed tariffs on our total operational costs would be negligible.

NuRAN Wireless remains committed to providing reliable and cost-effective solutions to our customers in Africa, and we continue to expand our operations with minimal disruption.

We appreciate the continued support of our partners and look forward to further advancing our work in the region.

Impact of the Conflict Between the DRC and Rwanda on Our Operations

NuRAN Wireless is closely monitoring the ongoing situation between the Democratic Republic of the Congo (DRC) and Rwanda. We would like to reassure our partners, clients, shareholders and other stakeholders that this conflict currently has very limited impact on our operations.

Our infrastructure and activities are currently concentrated in the western part of the DRC, a region that remains stable and secure. Our deployment plan for the near future is also focused exclusively on this region. Additionally, our employees are based in Kinshasa, where they continue their work with minimal disruption. We do not operate in Rwanda or in the eastern part of the DRC, areas that are directly affected by the ongoing tensions.

NuRAN remains vigilant and will continue to closely monitor the situation to ensure the safety of our teams and the continuity of our operations.

NuRAN stands in solidarity with the people of the DRC and sincerely hopes for a peaceful resolution of this conflict as soon as possible. Stability and cooperation are essential for the country’s development, and we remain committed to playing our part in building a stronger, more connected future for the DRC.

PRESS RELEASE

About NuRAN Wireless:

NuRAN Wireless is a leading rural telecommunications company that meets the growing demand for wireless network coverage in remote and rural regions around the globe. With its affordable and innovative scalable solutions of 2G, 3G, and 4G technologies, NuRAN Wireless offers a new possibility for more than one billion people to communicate effectively over long distances efficiently and affordably. “Bridging the Digital Divide, One Connection at a Time.”

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau,

Director and CEO

Francis.letourneau@nuranwireless.com
Tel: (418) 264-1337

Frank Candido

Investor relations

Frank.candido@nuranwireless.com

Tel: (514) 969-5530

PRESS RELEASE

Forward Looking Statements

This news release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as, “expects”, “is expected”, “anticipates”, “intends”, “believes”, or variations of such words and phrases or state that certain actions, events or results “may” or “will” be taken, occur or be achieved. Forward-looking statements include those relating to the Company being able to provide services similar to other tower companies and the Factor providing adequate funding for the business in this period leading up to the securing of additional funding. Forward-looking statements are not a guarantee of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results projected, expressed or implied by these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, such as the uncertainties regarding include risks such as the uncertainties regarding the impact of the COVID-19 outbreak, and measures to prevent its spread, risks relating to NuRAN’s business and the economy generally; NuRAN’s ability to refinance its long term debt that is currently in default; NuRAN’s ability to adequately restructure its operations with respect to its new model of NaaS service contracts; our ability to collect fees from our telecommunication providers and reliance on the network of our telecommunications providers, the capacity of the Company to deliver in a technical capacity and to import inventory to Africa at a reasonable cost; NuRAN’s ability to obtain project financing for the proposed site build out under its NaaS agreements with Orange, MTN and other telecommunication providers, the loss of one or more significant suppliers or a reduction in significant volume from such suppliers; NuRAN’s ability to meet or exceed customers’ demand and expectations; significant current competition and the introduction of new competitors or other disruptive entrants in the Company’s industry; effects of the global supply shortage affecting parts needed for NuRAN’s sites and site installations; NuRAN’s ability to retain key employees and protect its intellectual property; compliance with local laws and regulations and ability to obtain all required permits for our operations, access to the credit and capital markets, changes in applicable telecommunications laws or regulations or changes in license and regulatory fees, downturns in customers’ business cycles; and insurance prices and insurance coverage availability, the Company’s ability to effectively maintain or update information and technology systems; our ability to implement and maintain measures to protect against cyberattacks and comply with applicable privacy and data security requirements; the Company’s ability to successfully implement its business strategies or realize expected cost savings and revenue enhancements; business development activities, including acquisitions and integration of acquired businesses; the Company’s expansion into markets outside of Canada and the operational, competitive and regulatory risks facing the Company’s non-Canadian based operations. Accordingly, readers should not place undue reliance on forward looking information. Other factors which could materially affect such forward-looking information are described in the risk factors in the Company’s most recent annual management’s discussion and analysis that is available on the Company’s profile on SEDAR+ at www.sedarplus.ca.